July 22, 2020

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Resource Credit Income Fund, File No. 811-23016

Dear Ms. Lithotomos:

On June 29, 2020, Resource Credit Income Fund (the “Fund”) filed a preliminary proxy statement on Schedule 14A (the “Proxy”) for the purpose of soliciting shareholder approval of a new management agreement between the Fund and Sierra Crest Investment Management LLC (“Sierra Crest” or the “Adviser”). In a telephone conversation on July 8, 2020, you provided comments on the Proxy to Ryan S. Wheeler of Thompson Hine LLP. Please find below a summary of your comments and the Fund's responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Undefined capitalized terms used below have the same meaning as in the Proxy.

Comment 1. Page 2 of the letter to shareholders states that the Fund’s relationship with Sierra Crest may “enhance the Fund’s investment performance.” Please remove any discussions regarding enhancement of the Fund’s future performance throughout the Proxy.

Response. The sentence discussing enhancement of the Fund’s future performance has been revised as follows:

Additionally, we believe that the Fund’s relationship with Sierra Crest will afford the Fund with increased investment opportunities given the breadth of the BC Partners platform, which may result in increased investment portfolio diversification ~~and enhance the Fund’s investment performance~~.

Comment 2. On page 3 under the Background section, please indicate that the Board’s approval included a majority of the independent trustees.

Response. The sentence discussing the Board’s approval has been revised as follows:

At the Board Meeting, the Board, including a majority of the Independent Trustees (as defined below), approved, subject to shareholder approval, the engagement of Sierra Crest as adviser to the Fund pursuant to the Proposed Management Agreement. The Board also approved an interim management agreement between the Fund and Sierra Crest (the “Interim Management Agreement” and together with the Proposed Management Agreement, the “Management Agreements”).

Comment 3. Please add the following sentence to the first paragraph on page 4:

“The Fund and Sierra Crest will comply with the conditions of Section 15(f) of the 1940 Act for the period specified.”

Response. The requested revision has been made.

Comment 4. Page 4 indicates that the Current Manager is entitled to an incentive fee under the Current Management Agreement. Clarify whether the incentive fee provisions will also be in the Proposed Management Agreement with Sierra Crest.

Response. The incentive and management fee provisions are the same for the Current Management Agreement and the Proposed Management Agreement. The following sentence on page 5 under the Proposed Management Agreement section has been revised as follows:

The Proposed Management Agreement is attached as Exhibit A, the terms of which (including the base management fee and incentive fee) are substantially identical to the terms of the Current Management Agreement, except for the dates of execution, effectiveness, and expiration.

Comment 5. In the following paragraph on page 5, please clarify what is meant by “at its expense” or remove since the Current Manager receives compensation to provide such services:

For such compensation, the Current Manager, at its expense, continuously furnishes an investment program for the Fund, makes investment decisions on behalf of the Fund, and places all orders for the purchase and sale of portfolio securities, subject to the Fund’s investment objectives, policies, and restrictions and such policies as the Trustees may determine.

Response. The paragraph cited above has been revised to remove “at its expense.”

Comment 6. For the following sentence on page 5, please confirm whether such limitation of liability is in compliance with Section 17(i) of the Investment Company Act of 1940, as amended.

The Proposed Management Agreement, similar to the Current Management Agreement, provides that the adviser shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Response. The limitation of liability is in compliance with Section 17(i) of the 1940 Act.

Comment 7. Pages 5 and 6 state that Sierra Crest has the right to recapture amounts that were previously waived or reimbursed by the Current Manager, and under the Purchase Agreement, Sierra Crest will be required to pay to the Current Manager fifty percent (50.0%) of any such amounts. Please address the following two questions in connection with this arrangement:

1)	Please explain Sierra Crest’s legal basis for its ability to recapture fees waived by the Current Manager related to services that Sierra Crest did not perform.

2)	How was it determined that the recoupment and reimbursement will not result in an unfair burden?

Response. 1) The terms of the current expense limitation agreement between the Fund and the Current Manager (the “Current ELA”) provide that the Current Manager is entitled to recoup, subject to approval by the Board, such amounts waived or reimbursed for a period of up to three years following the date of waiver or expense payment, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of waiver or the Current ELA. As a contractual matter, the legal right to recapture the waived fees belongs to the Current Manager. Moreover, the Current Manager may assign its rights or obligations under the Current ELA and it has determined to assign its rights to Sierra Crest.

2) The recoupment and reimbursement under the new expense limitation agreement between Sierra Crest and the Fund (the “New ELA”) should not be considered to constitute an “unfair burden” under Section 15(f) of the 1940 Act. Importantly, the provision in the New ELA that Sierra Crest will agree to pay to the Current Manager 50% of the amount of any fees or expenses that were waived by or reimbursed to the Fund by the Current Manager prior to the Closing and that are subsequently recouped under the New ELA (the “New Recoupment Provision”) will not result in any increase in the amounts that the Fund would be obligated to pay to the Current Manager under the Current ELA with the Current Manager if the Closing does not occur and any fees or expenses recouped by the Current Manager would be those previously waived or reimbursed by the Current Manager. In light of this fact and the fact that the continuation of the existing cap and waiver arrangements as memorialized in the New ELA, the New Recoupment Provision should not be deemed to constitute an “unfair burden” on the Fund.

Comment 8. The last paragraph of page 5 contains the following sentence:

Under the Current Expense Limitation Agreement, any waiver or reimbursement by the Current Manager is subject to repayment by the Fund within three years from the date the Current Manager waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation, and if the repayment is approved by the Board of Trustees.

Please add the phrase “after taking into account the amount of the repayment,” after the word “exceeding” in the cited disclosure.

Response. The requested revision has been made.

Comment 9. On page 7, under “Economies of Scale,” please provide more explanation regarding the Board’s discussion of the benefits to shareholders if the Fund experiences more growth.

Response. The Economies of Scale section of the Proxy has been revised as follows:

The Board discussed the growth and profitability projections provided by Sierra Crest. The Board discussed Sierra Crest’s affiliation with BC Partners and the impact the BCP Credit platform could have on the growth of the Fund. The Board considered Sierra Crest’s assertion that the Fund would benefit from such growth by being a part of a larger platform, both in terms of a larger credit investing platform and by being part of a larger asset management platform. The Board further noted that Sierra Crest believed that the Fund would benefit from its ability to leverage the collective scale of Sierra Crest, and its affiliates, when sourcing investment opportunities, receiving allocations and negotiating with third-party vendors. The Board discussed the anticipated fixed expenses of the Fund and noted that asset growth may result in lower expense ratios for the Fund. They considered the benefits the shareholders currently receive, and would continue to receive, under the Proposed Expense Limitation Agreement. The Board also considered the Fund’s current size, the projected assets of the Fund, the uncertainty of ongoing costs and risks of managing a publicly registered fund, and its responsibility to periodically evaluate Sierra Crest’s profits and whether it had achieved economies of scale. The Board concluded that the absence of breakpoints was acceptable.

Comment 10. Please include a Section 15(f) representation, separate from the Board’s Section 15(f) considerations.

Response. The following 15(f) representation has been added to the Background section of the Proxy:

The Purchase Agreement contains a Section 15(f) covenant that obligates Sierra Crest to assure that it does not take or fail to take any action if such action or failure to take action would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the 1940 Act not to be met in respect of the Purchase Agreement and the transaction.

Section 15(f) of the 1940 Act provides a safe harbor to investment advisers who may receive compensation or benefits in connection with the sale of securities or a sale of any other interest in the investment adviser, which results in an assignment of an investment advisory contract. The safe harbor is conditioned on the following: for a period of three years after the time of such sale, at least 75% of the board of trustees are not interested persons of the investment adviser, or the predecessor investment adviser, and there is not imposed an unfair burden as a result of the sale. Under Section 15(f) of the 1940 Act, an unfair burden includes any arrangement, during the two-year period after the time of such sale, whereby the investment adviser or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

Comment 11. Please remove the following sentence, in its entirety, from the Proxy:

Treating broker non-votes as votes against Proposal 1 may result in Proposal 1 not being approved, even though the votes cast in favor would have been sufficient to approve the proposal if some or all of the broker non-votes had been withheld.

Response. The requested revision has been made.

If you have any questions, please call Ryan S. Wheeler at (513) 352-6693.

Very truly yours,

/s/Ryan S. Wheeler
Ryan S. Wheeler